SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

March 14, 2013

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

R.V.B. Holdings Ltd. (the "Company") hereby announces that the board of directors (“Board”) of the Company approved the appointment of Mr. Moti Menashe to serve as a director of the Company, as of March 13, 2013. Mr. Menashe replaces Mr. Yitzhak Apeloig, who has resigned from the Board, effective as of March 13, 2013.

Moti Menashe has served as a projects manager at Upswing Capital Ltd. since 2006. He serves in a number of capacities as an officer for companies controlled by Upwing Capital Ltd., including Zmiha Investment House Ltd. (Chief Executive Officer); Intercolony Investments Ltd. (Chief Executive Officer and Director); Yaad Industrial Representation Ltd. (Director of Business Development and Director); Ultra Equity Investments Ltd. (Director); and Greenstone Industries Ltd. (Director).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: March 14, 2013